Flying Eagle Acquisition Corp.

2121 Avenue of the Stars, Suite 2300

Los Angeles, CA 90067

December 1, 2020

VIA EDGAR

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flying Eagle Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed November 30, 2020

File No. 333-248638

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Flying Eagle Acquisition Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m., prevailing Eastern Time, on December 1, 2020, or as soon as practicable thereafter.

Please contact Joel Rubinstein (joel.rubinstein@whitecase.com / telephone: (212) 819-7642) or Taryn Zucker (taryn.zucker@whitecase.com / telephone: (212) 819-2670) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Eli Baker
Name: Eli Baker
Title: President, Chief Financial Officer and Secretary

cc: Joel Rubinstein, White & Case LLP